UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

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Virtus Oil and Gas Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

92834V100

(CUSIP Number)

Daniel M. Ferris

The Gas Tower, 555 West 5th Street, 31st Floor

Los Angeles, California 90013
(213) 533-4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2013

(Date of Event which Requires Filing of this Statement)

________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 240.13d-1(f) or 240.134-1(q), check the following box Q.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP ID NO. 92834V100
1	Names of Reporting Persons		Daniel M. Ferris
2	Check the Appropriate Box if a Member of a Group		(a) (b)
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	28,000,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	28,000,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		28,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		59.7%
14	Type of Reporting Person		IN, HC

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The following constitutes Amendment No. 1 to the Schedule 13D filed by Daniel M. Ferris. The Schedule 13D is hereby amended as follows:

Item 1.      Security and Issuer.

On August 30, 2013, upon receiving approval from the Financial Industry Regulatory Authority, the Company (i) effectuated a fourteen-to-one (14:1) forward stock split of the issued and outstanding shares of the Company’s Common Stock (the “Stock Split”) and (ii) changed the Company’s name to “Virtus Oil and Gas Corp.”

Item 1 is amended to reflect the change in the Company’s name to Virtus Oil and Gas Corp. and the change in the location of the Company’s principal executive offices to The Gas Tower, 555 West 5th Street, 31st Floor, Los Angeles, California 90013.

Item 2.      Identity and Background.

Item 2(b) is amended to read as follows:

(b) Ferris’ business address is The Gas Tower, 555 West 5th Street, 31st Floor, Los Angeles, California 90013. His personal address is 311 N. Robertson Boulevard #703, Beverly Hills, California 90211.

Item 3.      Source and Amount of Funds or Other Consideration.

The 2,000,000 shares of Common Stock acquired by Ferris as described in Item 3 now represent 28,000,000 shares of Common Stock, after giving effect to the Stock Split described in Item 1 above.

Item 5.      Interest in Securities of the Issuer.

Item 5(a) is amended to reflect Ferris’ ownership of 28,000,000 shares of Common Stock, after giving effect to the Stock Split described in Item 1 above. Ferris’ percentage ownership of the outstanding shares of Common Stock was not affected by the Stock Split.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel M. Ferris

Daniel M. Ferris

Date: September 16, 2013

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